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                          Filed by Noranda Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                          Subject Company: Falconbridge Limited
                          Commission File No.: 33-95280
                          Noranda Inc.
                          Commission File No. 1-11284

INVESTOR INFORMATION

This communication is being made in respect of (a) the proposed offer (the "Falconbridge Offer") by Noranda Inc. to acquire all of the outstanding common shares of Falconbridge Limited (other than shares owned by Noranda) on the basis of 1.77 Noranda common shares for each Falconbridge common share and (b) the proposed issuer bid (the "Preference Share Exchange Offer") by Noranda to repurchase 63.4 million Noranda common shares in exchange for three new series of preference shares. In connection with the proposed Falconbridge Offer and the Preference Share Exchange Offer, Noranda will prepare and file with the U.S. Securities and Exchange Commission (the "SEC") registration statements on Form F-8 containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge and an issuer bid circular to be delivered to shareholders of Noranda. Noranda, if required, will be filing other documents regarding the transactions with the SEC.

INVESTORS ARE URGED TO READ CAREFULLY THE SHARE EXCHANGE TAKE-OVER BID CIRCULAR AND THE ISSUER BID CIRCULAR WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain documents filed with the SEC free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Noranda may be obtained free of charge by contacting Noranda at (416) 982-7111.

The Support Agreement and Lockup Agreement referred to in the following Material Change Report (filed on the Canadian System for Electronic Document Analysis and Retrieval, or SEDAR) were filed with the SEC under cover of Form 6-K by Noranda Inc. today and are incorporated by reference into this filing.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.
Name and Address of Company

  Falconbridge Limited
  181 Bay Street, Suite 200
  BCE Place
  Toronto, Ontario
  M5J 2T3

2.
Date of Material Change

  March 9, 2005

3.
News Release

  On March 9, 2005, Falconbridge Limited ("Falconbridge") issued a press release through CCNMatthews.

4.
Summary of Material Change

  On Wednesday, March 9, 2005 Falconbridge issued a press release announcing that its board of directors had approved an offer (the "Falconbridge Offer") by Noranda Inc. ("Noranda") to acquire all of the outstanding common shares of Falconbridge ("Falconbridge Shares") not owned by Noranda or any of its affiliates in exchange for common shares of Noranda ("Noranda Common Shares") on the basis of 1.77 Noranda Common Shares for each Falconbridge Share.

  At the same time, Noranda announced an offer (the "Preference Share Exchange Offer") to repurchase approximately 63.4 million of its Noranda Common Shares in exchange for three new series of preference shares of Noranda with an aggregate stated capital of US$1.25 billion (the "Noranda Preference Shares").

5.
Full Description of Material Change

  In January of 2005, Noranda approached the Falconbridge Board with a view to securing its support for a bid by Noranda for Falconbridge Shares not owned by Noranda. The Falconbridge Board established a committee (the "Falconbridge Independent Committee") comprised of Falconbridge directors independent of Noranda and Brascan, which committee retained independent legal and financial advisors.

  The Falconbridge Independent Committee reviewed the terms of the proposed bid by Noranda, received a formal valuation of the Falconbridge Shares and the consideration (the "Consideration") issuable by Noranda under the Falconbridge Offer from TD Securities Inc., financial advisors to the Falconbridge Independent Committee, and received a fairness opinion from TD Securities Inc. Based upon the foregoing, among other considerations, the Falconbridge Independent Committee unanimously determined to recommend that the Board of Falconbridge recommend that holders of Falconbridge Shares tender to the Falconbridge Offer. On March 8, 2005, the Falconbridge Board (with representatives of Noranda abstaining) resolved to do so and Falconbridge and Noranda entered into the Support Agreement (described below).

  (a)
  Falconbridge Offer

  Pursuant to the Falconbridge Offer, shareholders of Falconbridge will receive 1.77 Noranda Common Shares for each Falconbridge Share. The consideration to be offered pursuant to the bid represents a premium of approximately 15% for the Falconbridge Shares based on the volume-weighted average trading prices of Noranda Common Shares and Falconbridge Shares for the 20 trading days ended March 7, 2005.

  The Falconbridge Offer is conditional upon, among other things, there being tendered and not withdrawn a sufficient number of Falconbridge Shares to enable Noranda to complete a second stage business combination in accordance with applicable securities and corporate laws (the "Minimum Tender Condition"). Following the bid, Noranda will undertake a transaction to acquire any remaining Falconbridge Shares not owned by it or its affiliates that have not been tendered to the bid.

  The Falconbridge Offer will be made only for outstanding Falconbridge Shares. Holders of vested Falconbridge stock options who wish to tender Falconbridge Shares to the Falconbridge Offer may do so by exercising such options during the offer period and tendering the resulting Falconbridge Shares to the Falconbridge Offer. It is Noranda's intention to take steps following the Falconbridge Offer to convert unexercised Falconbridge stock options into equivalent Noranda stock options.

  Canadian resident shareholders of Falconbridge meeting the criteria that will be described in the take-over bid circular are expected to achieve a tax-deferred rollover on the exchange of Falconbridge Shares for Noranda Common Shares.

  The Falconbridge Independent Committee has obtained a formal valuation of the Falconbridge Shares from TD Securities which concluded, based on certain assumptions and analyses, that the fair market value of the Falconbridge Shares is in the range of U.S.$32.50 to U.S.$38.50 per share and that the fair market value of the Consideration is in the range of U.S.$33.63 and U.S.$40.71 per share. TD Securities also concluded that the Consideration is fair, from a financial point of view, to the holders of Falconbridge Shares other than Noranda. The Falconbridge Independent Committee unanimously recommended that the Falconbridge Board approve the Falconbridge Offer and recommend that Falconbridge shareholders accept and tender to the Falconbridge Offer.

  In addition to the Minimum Tender Condition, the Falconbridge Offer is subject to a number of customary conditions including the condition that there shall not have been a change which would have a material adverse effect on Falconbridge and the condition that Noranda shall have completed the Preference Exchange Offer. Noranda may waive any conditions of the Falconbridge Offer other than the Minimum Tender Condition, which may only be waived with the consent of Falconbridge.

  Further details of the Falconbridge Offer will be contained in a take-over bid circular which is expected to be mailed to shareholders of Falconbridge and filed with applicable securities regulatory authorities shortly. The Falconbridge Offer will remain open for acceptance for at least 35 days after the date of commencement, unless withdrawn or extended by Noranda. Falconbridge Shareholders wishing to tender their Falconbridge Shares to the Falconbridge Offer should refer to the more detailed description of the Falconbridge Offer contained in such circular.

  (b)
  Support Agreement with Noranda

  Noranda and Falconbridge entered into a support agreement (the "Support Agreement") dated March 8, 2005 pursuant to which Noranda agreed to make the Falconbridge Offer and, subject to the satisfaction of certain conditions, pursuant to which Noranda has agreed to take up the Falconbridge Shares as described above. A copy of the Support Agreement has been filed separately on SEDAR. The following is a summary of certain of the provisions of the Support Agreement.

  Noranda agreed to make the Falconbridge Offer as soon as possible but in any event not later than 11:59 p.m. (Toronto time) on March 31, 2005 provided however, that if the mailing of the Falconbridge Offer is delayed by reason of injunction or court order then provided the injunction or order is being contested or appealed such deadline shall be extended to such time on the earlier of April 22, 2005 and the fifth business day following the date such injunction or order ceases to be in effect. Noranda has agreed to coordinate the Falconbridge Offer and the Preference Share Exchange Offer such that the Falconbridge Offer will expire at least five days after Noranda takes up Noranda Common Shares under the Preference Share Exchange Offer.

  Each of Falconbridge and Noranda have made certain representations and warranties to the other. Falconbridge has agreed that until the Falconbridge Shares are taken up by Noranda, Falconbridge will conduct its business in the ordinary and regular course. Each of Noranda and Falconbridge has agreed to use its reasonable best efforts to take or cause to be taken all appropriate action or to do or cause to be done all things necessary to consummate and make effective the transactions contemplated in the Support Agreement.

  Noranda has covenanted in the Support Agreement that, assuming completion of the Falconbridge Offer, it will take such action to ensure that the Noranda Board of Directors is comprised of the following persons:

David W. Kerr	Jack L. Cockwell	J. Bruce Flatt
A.L. (Al) Flood	Maureen Kempston Darkes	André Bérard
James McCutcheon	Alex Balogh	George Myhal
Robert J. Harding	Derek G. Pannell	Norman Gish
Edmund King	Neville Kirchmann	Mary Mogford
David Race	James Wallace

  The Support Agreement may be terminated by either Noranda or Falconbridge if a court of competent jurisdiction or other governmental body has issued an order or taken similar action restraining the Falconbridge Offer in certain circumstances.

  The circumstances in which Falconbridge may terminate the Support Agreement include: (i) the Falconbridge Offer has not been made within the time period provided in the Support Agreement; (ii) the Falconbridge Offer does not conform in all material respects with the description of the offer in the Support Agreement; (iii) Noranda has not become legally obligated to accept and take up the Falconbridge Shares on or prior to May 31, 2005 subject to any extension contemplated in the Support Agreement; (iv) the Falconbridge Offer has been terminated, withdrawn or expired; or (v) there has been a material breach of the representations and warranties on the part of Noranda in the Support Agreement; or (vi) there has been a material breach by Noranda of its covenants contained in the Support Agreement and Noranda has failed to remedy the breach within five business days of notice of the breach.

  The circumstances in which Noranda may terminate the Support Agreement include: (i) Noranda determines, acting reasonably, prior to May 31,2005 that any condition to the Falconbridge Offer will not be satisfied or waived prior to such date; (ii) any condition to the Falconbridge Offer has not been satisfied or waived on expiry of the Falconbridge Offer; (iii) there has been a material breach of the representations and warranties on the part of Falconbridge in the Support Agreement; (vi) there has been a material breach by Falconbridge of its covenants contained in the Support Agreement and Falconbridge has failed to remedy the breach within five business days of notice of the breach; (v) the Falconbridge Board has withdrawn or modified (in a manner determined by Noranda to be adverse to Noranda) its approval or recommendation of the Falconbridge Offer, the Support Agreement or the contemplated transactions.

  (c)
  Preference Share Exchange Offer

  Under the Preference Share Exchange Offer, Noranda shareholders tendering to the Preference Share Exchange Offer will be invited to exchange up to 63.4 million common shares for Noranda Preference Shares. Brascan has agreed to deposit its common shares of Noranda to the Preference Share Exchange Offer, subject to its right to withdraw such shares in certain circumstances.

  (d)
  Additional Information

  Additional information regarding the background to the Falconbridge Offer and the Preference Share Exchange Offer, the terms of the Preference Share Exchange Offer, the Noranda Preference Shares and arrangements between Brascan and Noranda relating to the Preference Share Exchange Offer can be found in Noranda's material change report of today's date filed on SEDAR relating to the Falconbridge Offer and the Preference Share Exchange Offer.

6.
Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

  Not applicable

7.
Omitted Information

  Not applicable

8.
Executive Officer

  Denis Couture Vice-President, Investor Relations, Communications and Public Affairs (416) 982-7020

9.
Date of Report

  March 10, 2005

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INVESTOR INFORMATION
FORM 51-102F3 MATERIAL CHANGE REPORT